Subscription agreement dated	5 February, 2014

Parties

[Subscriber Name and address] (the Subscriber)

CBD Energy Limited ACN 010 966 793 of Suite 2, Level 2 53 Cross Street, Double Bay, New South Wales, Australia 2028 (the Company)

Background

A.	The Subscriber has agreed to subscribe for the Subscription Shares and the Company has agreed to issue the Subscription Shares on the terms and conditions contained in this agreement.

Operative provisions

1.	Definitions and interpretation

1.1	Definitions

In this agreement:

ASIC means the Australian Securities and Investments Commission.

Business Day means a day that is not a Saturday, Sunday or public holiday and on which banks are open for business generally in Sydney.

Company Warranties means the warranties set out in Schedule 1.

Completion means the completion of the allotment and issue of the Subscription Shares in accordance with this agreement.

Completion Date means 5 February, 2014 or such other date as agreed by the parties.

Corporations Act means the Corporations Act 2001 (Cth).

Encumbrance means any mortgage, charge, pledge, lien, encumbrance, assignment, hypothecation, security interest, title retention, preferential right, trust arrangement, contractual right of set-off or any other security agreement or arrangement in favour of any person.

Share means a fully paid ordinary share in the capital of the Company.

Subscriber Warranties means the warranties set out in Schedule 2.

Subscription Price means $_____ for each Subscription Share.

Subscription Shares means _______ Shares.

1.2	Interpretation

In this agreement headings are for convenience only and do not affect interpretation and, unless the contrary intention appears:

(a)	an obligation or a liability assumed by two or more persons binds them jointly and severally and a right conferred on two or more persons benefits them jointly and severally;

(b)	a word importing the singular includes the plural and vice versa, and a word of any gender includes the corresponding words of any other gender;

(c)	the word including or any other form of that word is not a word of limitation;

(d)	if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(e)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or parties in a joint venture, a partnership and a trust;

(f)	a reference to a party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation and, in the case of a trustee, includes any substituted or additional trustee;

(g)	a reference to a document (including this agreement) is to that document as varied, novated, ratified or replaced from time to time;

(h)	a reference to a party, clause, schedule, exhibit, attachment or annexure is a reference to a party, clause, schedule, exhibit, attachment or annexure to or of this agreement, and a reference to this agreement includes all schedules, exhibits, attachments and annexures to it;

(i)	a reference to an agency or body if that agency or body ceases to exist or is reconstituted, renamed or replaced or has its powers or function removed (obsolete body), means the agency or body which performs most closely the functions of the obsolete body;

(j)	a reference to a statute includes any regulations or other instruments made under it (delegated legislation) and a reference to a statute or delegated legislation or a provision of either includes consolidations, amendments, re-enactments and replacements;

(k)	if the day on which any act to be done under this agreement is a day other than a Business Day, that act must be done on the immediately preceding Business Day except where this agreement expressly specifies otherwise;

(l)	a reference to $ or dollar is to the currency of Australia (unless otherwise specified); and

(m)	this agreement must not be construed adversely to a party just because that party prepared it or caused it to be prepared.

2.	Subscription for and issue of Subscription Shares

2.1	Subscription and issue

On Completion:

(a)	the Subscriber must subscribe at the Subscription Price for the Subscription Shares; and

(b)	the Company must issue the Subscription Shares to the Subscriber free of any Encumbrances.

2.2	No disclosure document

The Subscriber acknowledges that no prospectus, product disclosure statement, offering memorandum or other form of disclosure document has or will be prepared (including for lodgement with ASIC or any other regulatory body in any jurisdiction) in connection with the offer to the Subscriber to subscribe for the Subscription Shares.

3.	Completion

3.1	Time and date of Completion

Completion will take place at the offices of the Company, Suite 2, Level 2 53 Cross Street, Double Bay, New South Wales at 10.00am on the Completion Date, unless otherwise agreed by the parties.

3.2	Company's obligations on Completion

On Completion the Company will issue to the Subscriber the Subscription Shares, fully paid up and free of all Encumbrances.

3.3	Obligations of the Subscriber on Completion

On Completion, the Subscriber:

(a)	will be taken to have subscribed for the Subscription Shares; and

(b)	agrees to become a member of the Company in respect of the Subscription Shares and agrees to be bound by the Company's constitution on the issue and allotment to it of the Subscription Shares.

3.4	Interdependence of obligations at Completion

(a)	In respect of Completion:

(i)	the obligations of the parties under clauses 3.2 and 3.3 are interdependent; and

(ii)	the obligations of the parties under clauses 3.2 and 3.3 will be taken to have occurred simultaneously on the Completion Date.

(b)	If any obligation specified in clause 3.2 or 3.3 is not performed in accordance with such clause then, without limiting any other rights of the parties, Completion is taken not to have occurred and any document delivered, or payment made, under any of clauses 3.2 to 3.3 must be returned immediately to the party that delivered it or paid it.

3.5	Matters to occur after the Completion Date

As soon as practicable after Completion, the Company must give the Subscriber a share certificate or holding statement showing it as the holder of the Subscription Shares.

4.	Payments

Payment of any amount due under this agreement by any party must be made by the paying party to the recipient party by:

(a)	electronic funds transfer to an account with an Australian bank specified by the recipient party to the paying party at least 3 Business Days before the due date for payment and confirmed by the paying party to the recipient party by notice; or

(b)	otherwise, unendorsed bank cheque drawn on an Australian bank or other immediately available funds.

(c)	Offsetting the payment of any amount due by the Subscriber to the Company against any monies owed by the Company to the Subscriber to the value of the Subscription Price multiplied by the number of Subscription Shares. In this instance, this value is [for/offset against ______].

5.	Warranties

5.1	Company Warranties

The Company represents and warrants to the Subscriber that each Company Warranty is true and correct as at the date of this agreement and at all times until Completion and on Completion.

5.2	Subscriber Warranties

The Subscriber represents and warrants to the Company that each Subscriber Warranty is true and correct as at the date of this agreement and at all times until Completion and on Completion.

5.3	Warranties separate

Each warranty is to be treated as a separate warranty and is not limited by reference to any other warranty or any other provision of this agreement.

5.4	Reliance

The parties acknowledges that the Subscriber has entered into this agreement in reliance on the Company Warranties.

6.	Confidentiality

6.1	No announcement or other disclosure of transaction

Except as permitted by clause 6.2, each party must keep confidential and must procure that each of their respective representatives keeps confidential, the existence of and the terms of this agreement, all negotiations between the parties in relation to the subject matter of this agreement and all other information given to it under this agreement.

6.2	Permitted disclosure

Nothing in this agreement prevents a person from disclosing matters referred to in clause 6.1:

(a)	if disclosure is required to be made by law or the rules of a recognised stock or securities exchange and the party whose obligation it is to keep matters confidential or procure that those matters are kept confidential:

(i)	has not through any voluntary act or omission (other than the execution of this agreement) caused the disclosure obligation to arise; and

(ii)	has before disclosure is made notified each other party of the requirement to disclose and, where the relevant law or rules permit and where practicable to do so, given each other party a reasonable opportunity to comment on the requirement for and proposed contents of the proposed disclosure;

(b)	if disclosure is made by way of a written announcement the terms of which have been agreed in writing by the parties prior to the making of the announcement;

(c)	to any professional adviser of a party who has been retained to advise in relation to the transactions contemplated by this agreement and the financial adviser is required to comply with the terms of this clause 6 as if it were a party;

(d)	with the prior written approval of each party other than the party whose obligation it is to keep those matters confidential or procure that those matters are kept confidential; or

(e)	where the matter has come into the public domain otherwise than as a result of a breach by any party of this agreement.

7.	General

7.1	Further Acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this agreement.

7.2	Notices

Each communication (including each notice, consent, approval, request and demand) under or in connection with this agreement:

(a)	may be given by personal service, post, facsimile or email;

(b)	must be in writing;

(c)	must be addressed as follows (or as otherwise notified by that party to each other party from time to time):

(i)	if to the Company:

Attention:	Richard Pillinger

Address:	Suite 2, Level 2 53 Cross Street, Double Bay, New South Wales, Australia 2028

Fax number:	+61 2 9363 9955

Email:	rpillinger@cbdenergy.com.au

(ii)	if to the Subscriber:

Attention:	[insert]

Address:	[insert]

Fax number:	[insert]

Email:	[insert]

(d)	(in the case of personal service, post or facsimile) must be signed by the party making it or (on that party's behalf) by the solicitor for, or any attorney, director, secretary or authorised agent of, that party;

(e)	(in the case of email) must be in pdf or other format that is a scanned image of the original of the communication, including a handwritten signature, and be attached to an email that states that the attachment is a communication under this agreement; and

(f)	must be delivered by hand or posted by prepaid post to the address, sent by fax to the number, or sent by email to the email address, of the addressee, in accordance with clause 7.2(c).

(g)	will be deemed to be received by the addressee:

(i)	(in the case of prepaid post sent to an address in the same country) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii)	(in the case of prepaid post sent to an address in another country) on the fifth day after the date of posting by airmail;

(iii)	(in the case of fax) at the time in the place to which it is sent equivalent to the time shown on the transmission confirmation report produced by the fax machine from which it was sent;

(iv)	(in the case of delivery by hand) on delivery; and

(v)	(in the case of email) unless the party sending the email knows or reasonably ought to suspect that the email and the attached communication were not delivered to the addressee's domain specified in the email address notified for the purposes of this clause 7.2, 24 hours after the email was sent, but if the communication would otherwise be taken to be received on a day that is not a Business Day or after 5.00 pm, it is taken to be received at 9.00 am on the next Business Day.

7.3	Expenses

Except as otherwise provided in this agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this agreement.

7.4	Amendments

This agreement may only be varied by a document signed by or on behalf of each of the parties.

7.5	Assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this agreement without the prior written consent of each other party.

7.6	Waiver

(a)	Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this agreement.

(b)	Any waiver or consent given by any party under this agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c)	No waiver of a breach of any term of this agreement will operate as a waiver of another breach of that term or of a breach of any other term of this agreement.

7.7	Counterparts

This agreement may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this agreement, all of which together constitute one agreement.

7.8	Survival of certain provisions; no merger

(a)	Clauses 6 and 7 will survive rescission or termination of this agreement.

(b)	If this agreement is rescinded or terminated, no party will be liable to any other party except in respect of any breach of this agreement occurring before rescission or termination.

(c)	No right or obligation of any party will merge on completion of any transaction under this agreement. All rights and obligations under this agreement survive the execution and delivery of any transfer or other document which implements any transaction under this agreement.

7.9	Entire agreement

To the extent permitted by law, in relation to the subject matter of this agreement, this agreement:

(a)	embodies the entire understanding of the parties, and constitutes the entire terms agreed on between the parties; and

(b)	supersedes any prior written or other agreement between the parties.

7.10	Governing law and jurisdiction

This document is governed by and must be construed according to the law applying in New South Wales, Australia. Each party irrevocably:

(a)	submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this document; and

(b)	waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within clause 7.10(a).

Schedule 1 Warranties

1.	The Company

1.1	Capacity and authorisation

The Company is a company properly incorporated and validly existing under the laws of Australia, has the legal right and full corporate power and capacity to execute, deliver and perform its obligations under this agreement and has obtained all necessary authorisations and consents and taken all other actions necessary to enable it to do so.

1.2	Valid obligations

This agreement constitutes valid legal and binding obligations of the Company and is enforceable against the Company in accordance with its terms.

Schedule 2 Subscriber Warranties

1.	The Subscriber

1.1	Capacity and authorisation

The Subscriber is a company properly incorporated and validly existing under the laws of its place of registration, has the legal right and full corporate power and capacity to execute, deliver and perform its obligations under this agreement and has obtained all necessary authorisations and consents and taken all other actions necessary to enable it to do so.

1.2	Valid obligations

This agreement constitutes valid legal and binding obligations of the Subscriber and is enforceable against the Subscriber in accordance with its terms.

1.3	Subscription Shares

The Subscriber warrants that:

(a)	it is a "sophisticated investor" under section 708(8) of the Corporations Act;

(b)	it is a person to whom an invitation or offer to subscribe for the Subscription Shares in the manner contemplated by this agreement is permitted by the laws of the jurisdiction in which it is situated and the Subscriber is a person to whom the Subscription Shares can lawfully be issued under all applicable laws in the jurisdiction in which it is situated, without the need for any registration, filing or lodgement of any kind, including a prospectus or other disclosure document;

(c)	its subscription for the Subscription Shares and performance of the obligations under this Agreement does not breach and complies with the requirements of all relevant laws and regulations of Australia (including, without limitation, the requirements of the Foreign Acquisitions and Takeovers Act 1975 (C'th) (FATA) and the Australian Government's Foreign Investment Policy) and any other applicable jurisdiction;

(d)	it is aware that publicly available information about the Company can be obtained from the Australian Securities and Investments Commission (including its website at http://www.asic.gov.au) and that certain publicly available information about the Company can be obtained from the Company's web site at http://www.cbdenergy.com and the Subscriber has had access to all information that it believes is necessary or appropriate in connection with, and for an adequate time prior to, its acquisition of the Subscription Shares. The Subscriber acknowledges and agrees that it will not hold the Company responsible for any mis-statements in, or omissions from, any publicly available information concerning the Company; and

(e)	it has made and relied entirely upon its own assessment of the Company, and has conducted its own independent investigation with respect to the Subscription Shares and the Company for the avoidance of doubt nothing in this paragraph prejudices any rights the Subscriber has under any other provision in this agreement.

Signed as an agreement.

Executed by [Subscriber]:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Executed by CBD Energy Limited ACN 010 966 793 in accordance with section 127 of the Corporations Act 2001 (Cth):

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full